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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   SCHEDULE TO
                                 (RULE 14D-100)

    TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         GETTY PETROLEUM MARKETING INC.
                        ---------------------------------
                       (Name of Subject Company (Issuer))

                                   OAO LUKOIL
                            LUKOIL INTERNATIONAL GMBH
                           LUKOIL AMERICAS CORPORATION
                                  MIKECON CORP.
                                  -------------
                       (Name of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    374292100
                           --------------------------
                      (CUSIP Number of Class of Securities)

                                  Vadim Gluzman
                                    Secretary
                           Lukoil Americas Corporation
                               540 Madison Avenue
                            New York, New York 10022
                                 (212) 421-4141
                          ----------------------------

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10019
                                 (212) 872-1000



                            CALCULATION OF FILING FEE

------------------------------------------ -------------------------------------
              Transaction
               Valuation                               Amount of Filing Fee
------------------------------------------ ----------------------------------

               Not Applicable                               Not Applicable

------------------------------------------ -------------------------------------


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|